EXHIBIT 12.1

Republic Services, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Millions, Except Ratios)
(Unaudited)

	Three
	Months	Years Ended December 31,
	Ended March 31,
	2005	2004	2003	2002	2001	2000
Earnings:

Income before income taxes	$105.6	$383.7	$347.4	$386.5	$209.3	$356.4

Fixed charges deducted from income:
Interest expense	19.9	76.7	78.0	77.0	80.1	81.6
Implicit interest in rents	0.7	2.9	2.9	5.3	9.5	9.5

Earnings available for fixed charges	$126.2	$463.3	$428.3	$468.8	$298.9	$447.5

Fixed Charges:

Interest expense	$19.9	$76.7	$78.0	$77.0	$80.1	$81.6
Capitalized interest	0.2	2.1	3.3	2.5	3.3	2.9
Implicit interest in rents	0.7	2.9	2.9	5.3	9.5	9.5

Total fixed charges	$20.8	$81.7	$84.2	$84.8	$92.9	$94.0

Ratio of earnings to fixed charges	6.1	5.7	5.1	5.5	3.2	4.8